April 16, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 7010

Attn.: Anne Nguyen Parker

Re:	American Dairy, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed March 19, 2007
File No. 333-128075

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) of American Dairy, Inc. (the "Company") by letter dated April 2, 2007 to Mr. Leng You-Bin, the Company's President, and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 6 (the “Amendment”) to the Registration Statement which reflects, where appropriate, revisions pursuant to the staff’s the comments.

Form S-1

General

1.	Comment:

Please update your financial statements and consents as appropriate.

Response:

The staff’s comment is duly noted. The financial statements for the fiscal year ended December 31, 2006 are included in the amendment as well as an updated consent.

Securities and Exchange Commission
April 16, 2007

2.	Comment:

We refer you to the Form 8-K filed on March 9, 2007. Please update the disclosure in  the registration statement to provide further details regarding the proposed financing and  the terms of such financing. If an agreement has been executed, please file the agreement  as an exhibit to the registration statement.

Response:

The Company has updated the disclosure to include what is stated in the Form 8-K. No definitive agreement has yet been executed and the Company is currently negotiating the details. Because the Term Sheet is non-binding except for the terms indicated, and the details are subject to negotiation, we do not believe that further disclosure is required.

3.	Comment:

We note the completion of the acquisition transaction involving Shanxi Feihesantia during the fourth quarter of 2006. Please file the purchase agreement as an exhibit to the registration statement. In addition, supplement the disclosure in the registration statement to describe the material terms of the agreement, including but not limited to the purchase price and type of consideration paid (i.e. cash or common stock) for the remaining 40% interest you have obtained.

Response:

The Company is filing a copy of the agreement as an exhibit to the Amendment.

Risk Factors, page 5

General

4.	Comment:

Please provide a risk factor that addresses the impact to the current share price resulting  from the sale of shares being registered pursuant to the current registration statement. The  risk factor should also reference any other shares, which pursuant to Rule 144 or 144(k)  of the Securities Act of 1933, if sold, could also adversely impact your current share  price.

Response:

The Company has added the requested risk factor as well as a risk factor relating to significant control by management.

Securities and Exchange Commission
April 16, 2007

"Our products may not achieve market acceptance.", page 5

5.	Comment:

Please discuss the effect, if material, that the high prevalence of lactose intolerance in  Asians may have on market acceptance of your product. If available, discuss the current  market size for milk and other dairy products in northern China.

Response:

The Company believes it has adequately addressed the effect which lactose intolerance may have on the market for its products in the risk factor following that referenced in the staff's comment. That risk factor discusses possible factors that may affect consumer preferences. The Company actually does not believe that lactose intolerance presently has a material effect on market acceptance of its products. Much of its market consists of babies, infants and younger people as well as adults who have been exposed to milk since their youth and are thus not lactose intolerant. Also, for the elderly and others who may be lactose intolerant, the Company has available soy and walnut based products. The location of the Company's production facilities in Northern China has more to do with the climate there and its conduciveness to dairy farming.

"Our planned growth...." page 6

6.	Comment:

Remove the mitigating language regarding your belief in local farmers' ability to increase  their production of raw milk. In addition, please remove the mitigating language in the  penultimate sentence of the disclosure.

Response:

The Company has removed the mitigating language in both instances as requested.

Principal Products, page 13

7.	Comment:

We note that you have three main product categories, including milk powder, soybean  powder and walnut/other products. Based on review of the chart included on page 18  representing your five principal products, it appears that your soybean series products  represented 5% of 2005 sales and your rice cereal series products represented 11% of  2005 sales. Please expand your disclosure to explain, in as much detail as you do for your  milk powder manufacturing process, the manufacturing processes you have in place for  your soybean and walnut/other products.

Securities and Exchange Commission
April 16, 2007

Response:

The Company has added the requested disclosure.

8.	Comment:

Please revise the % of sales for 2005 to accurately reflect the percentages for the products  described. In this regard and without limitation, it appears that the amount shown for the  rice cereal series represents 11% of 2005 sales instead of the 4% disclosed. We note  your disclosure on page 19 and 27 reflects these percentages as well.

Response:

The Company has corrected the percentage accordingly.

9.	Comment:

Please revise the disclosure throughout your filing to consistently quantify your products  in either tons or kilograms. In this regard, we note that you refer to the capacity of plant  production in terms of tons while you discuss your results of operations in terms of  kilograms.

Response:

The Company has revised the disclosure to convert all tons to kilograms.

Brand Development and Marketing, page 19

10.	Comment:

Please update your disclosure through the end of your most recent fiscal year end, with  regard to advertising costs. Further, expand upon the reason for the significant increase in  such costs during fiscal year 2006 versus 2005. If useful in providing a more complete  understanding of the increase in costs, describe the principal components of the  advertising costs incurred in 2006 versus 2005 and any new strategies deployed in 2006  versus 2005.

Response:

The Company has updated the disclosure to December 31, 2006 and has added a discussion of its recent advertising endeavors.

Securities and Exchange Commission
April 16, 2007

Employees, page 20

11.	Comment:

Please update your disclosure under this heading regarding the number of employees as  of the fiscal year ended December 31, 2006.

Response:

The Company has updated the disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations. page 21

12.	Comment:

We note from the additional disclosure you included in response to the second bullet  point in prior comment number three that "Raw materials also include unpacked milk  powder which accounts for approximately 58% of the September balance" Please expand  your disclosure to explain what unpacked milk powder represents and why its balance  increased from the prior applicable period. In addition, please tell us why this type of  powder represents a raw material and not a work in process inventory item. In this regard,  we note that your raw materials inventory balance consists of purchased raw milk and  purchased whey powder from Europe. Please further explain to us why you have not  reported any work-in-process inventory.

Response:

The unpacked milk powder that is classified as raw materials has been purchased from outside parties and represents materials that eventually will be mixed with other powders and vitamins before becoming a finish good. The increase at September 30 is consistent with seasonal trends that have the raw materials inventory balances/purchases peak in the second and third quarter in advance of the winter months. Consistent with that trend in the stocks of inventory and raw materials, the December 31 raw material inventory balance is $3,567,707 as compared to $8,877,351 at September 30. Also, as previously mentioned, work-in-process (“WIP”) is immaterial to the overall inventory balance and consolidated financial statements. WIP would represent milk that is in the process of being dehydrated and due to the duration of this process there amount of milk that is WIP is not material.

13.	Comment:

We note the terms you have disclosed surrounding the credit facilities in place that were  provided by three branches of the China Construction Bank. Please expand your  disclosure to explain what you mean by the condition that "The rate holds the line before  the release of the first loan."

Securities and Exchange Commission
April 16, 2007

Response:

The Company has deleted the referenced language as it was confusing to the reader and merely was meant to indicate that the interest rate was locked at signing and not subject to fluctuation between signing of the loan agreement and the first draw.

Plan of Operation, page 22

14.	Comment:

As noted in our prior comment, please expand your disclosure to reference, as indicated  in the Form 8-K filed on March 9, 2007, any proposed or consummated financing  transactions to which you are party.

Response:

See response to Comment 14.

Selling Stockholders, page 39

15.	Comment:

Please clarify your disclosure to clearly identify as underwriters, any broker-dealers who  did not receive their shares as compensation for investment banking services. We note an   inconsistency in the disclosure provided in the footnotes to the selling stockholder table  and the disclosure that appears after the table. Based on the disclosure in the footnotes, it  would appear that the identified broker-dealers are underwriters given omission of any  reference to whether they received their shares as compensation for investment banking  services. However, in the disclosure that follows the table, you disclose that certain the  same identified broker-dealers ( American Eastern and Legend Merchant) received their  shares as compensation for investment banking services and "may be deemed" to be  underwriters. Please clarify your disclosure.

Response:

The Company has clarified the disclosure accordingly.

Management, page 42

16.	Comment:

Please provide a complete biographical sketch for the past 5 years, of all positions held  by Mr. Lewis. Specify the month and year of each held position. Although you have  provided detail of positions held by Mr. Lewis during the years prior to 2002, there are  gaps in information regarding positions he held between 2002 and 2006.

Securities and Exchange Commission
April 16, 2007

Response:

The Company has added that Mr. Lewis joined his current firm in September 2006 and that prior to that date since 2002, he was in private practice and engaged in various private investments primarily in real estate.

Executive Compensation, page 49

Compensation Discussion and Analysis, page 49

17.	Comment:

We refer you to Instruction 2 to Item 402(b). As noted therein, the Compensation  Discussion and Analysis should be of the information disclosed in the tables as well as  any other actions taken subsequent to the end of the fiscal year end. Confirm that no  additional bonuses or compensation has been awarded to any of the named executive  officers for services provided during the fiscal year ended December 31, 2006.  Additionally, please revise your disclosure to include narrative disclosure to the summary  compensation table. We refer you to Item 402(c) which requires that you provide a  narrative description of material factors necessary to an understanding of the information  disclosed in the summary compensation table and any other table provided pursuant to  Item 402.

Response:

The Company has revised the disclosure accordingly.

18.	Comment:

We refer you generally to Item 402(a)(2) of Regulation S-K and Instruction 1 to Item 402(b) of Regulation S-K. Provide a concise and clear discussion of the compensation policies of the company and eliminate the duplicative disclosure that appears throughout this section. In this regard, we note extensive repetition of the company's intended plan to engage a compensation consultant in the future. Moreover, although you disclose that the  company is "reexamining the structure of [its] management compensation program," no discussion has been provided explaining the reason for such a reexamination. In addition, as noted in our prior comment, revise throughout to describe both prior and prospective compensation policies.

Securities and Exchange Commission
April 16, 2007

Response:

The Company has revised the disclosure accordingly.

19.	Comment:

Expand your disclosure to address and clarify the following:

· why the company chose to pay each element of compensation;

· how the amount of each element of compensation awarded was determined;

· in light of the listed objective of recruitment, retention, motivation and reward, the  reason for the relatively low base salary component of compensation for the named  executive officers; and

· discussion of the basis upon which the average base salary increase (disclosed as  between 4% and 5%) was determined;

· on a prospective basis, the peer group or other similarly situated companies to which the  company will compare its policies with, if known.

Response:

The Company has added the additional disclosure to the extent known.

20.	Comment:

Remove the language that appears in the first paragraph on page 50 as it appears to be repetitive of disclosure regarding how the company intends to align its compensation policies with increasing shareholder value that appears in the second paragraph on page 49.

Response:

The Company has removed the referenced language.

21.	Comment:

We direct you to Release 8732A, Section II.B.I. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In this regard, we note that while Mr. Leng was provided a base salary and equity compensation, Mr. Liu was only provided with equity compensation. Please revise your disclosure to address the reasons for the distinction in the type of compensation awarded to the aforementioned officers.

Securities and Exchange Commission
April 16, 2007

Response:

The Company has revised its disclosure to explain that the relative economic needs of the officers were a factor in determining compensation.

22.	Comment:

Please include all required tables pursuant to Item 402. In this regard, we refer you to disclosure regarding director compensation awarded in 2005 to Mr. Downing. Please update your disclosure for the fiscal year ended 2006 and provide the table required by Item 402(k) if applicable. Additionally, we note disclosure on page 53 that indicates that members of management were amongst the recipients of awards issued pursuant to the company's incentive stock plan. Please update your disclosure to include all such awards received by any of the named executive officers through December 31, 2006 and include the omitted tables required by Items 402(d) and (f). Finally, advise us of whether or not any of the employees you reference on page 53 to whom pension benefits and health care benefits were provided are persons for whom disclosure is required pursuant to Item 402(k) or 402(a)(3) of Regulation S-K. Please refer to Instruction 2 to Item 402(a)(3) regarding when disclosure is required with respect to an executive officer of a subsidiary of the company.

Response:

The Company has inserted the directors’ compensation into the table specified in Item 402(k) as requested. The Company does not believe that the tables referenced in Items 402(d) and (f) are required because the equity compensation took the form of shares, rather than options, and such shares have no vesting restrictions. The referenced subsidiary employees are not those for whom disclosure is required.

Undertakings

23.	Comment:

Please include all required undertakings. In this regard, we note that you have omitted the undertakings required by Item 512(a)(5).

Securities and Exchange Commission
April 16, 2007

Response:

The Company has added the requested undertaking.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours, /s/ Jeffrey A. Rinde Jeffrey A. Rinde, Esq. Partner of the Firm

cc:	Jennifer Goeken Mellissa Duru, Esq.